Monthly Report - April, 2015

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        1,750,379       16,264,878
Change in unrealized gain (loss) on open         (10,256,037)      (7,494,569)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.          46,774           91,621
      Treasury obligations
Interest Income 			               34,554          107,366
Foreign exchange gain (loss) on margin deposits      (26,237)         (90,828)
						  ____________    ____________
Total: Income 				          (8,450,567)        8,878,468

Expenses:
   Brokerage commissions 		            1,097,283        4,570,709
   Management fee 			               32,612          130,789
   20.0% New Trading Profit Share 	            (150,707)          101,862
   Custody fees 		       	                1,019           14,357
   Administrative expense 	       	              102,858          409,923
					         ------------    -------------
Total: Expenses 		                    1,083,065        5,227,640
Net Income(Loss)			   $      (9,533,632)        3,650,828
for April, 2015

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (209,927.780    $     5,894,056    236,251,346    242,145,402
units) at March 31, 2015
Addition of 		 	          1,874        422,011        423,885
360.564 units on April 1, 2015
Redemption of 		 	              0    (3,721,586)    (3,721,586)
(3,389.835) units on  April 30, 2015*
Net Income (Loss)               $     (208,699)    (9,324,933)    (9,533,632)
for April, 2015
         			   -------------   -------------   -----------


Net Asset Value at April 30, 2015
(206,955.910 units inclusive
of 57.401 additional units) 	      5,687,231    223,626,838    229,314,069
				  =============  ============= ==============


		GLOBAL MACRO TRUST April 2015 UPDATE
                      Year to Date     Net Asset
Series	  April ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (4.05)% 	   1.25%  $    1,085.23	  190,206.868 $   206,417,360
Series 2     (3.01)% 	   2.13%  $    1,328.03	       39.121 $        51,954
Series 3     (2.99)% 	   2.19%  $    1,344.29	   14,253.541 $    19,160,864
Series 4     (3.54)% 	   3.42%  $    1,499.72	    2,456.380 $     3,683,891

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			May 15, 2015
Dear Investor:


The Trust was unprofitable in April as losses from trading energy futures, interest rate futures and currency forwards, and to a lesser extent from trading metal and soft commodity futures outweighed a gain from trading equity futures. Livestock and grain futures trading were basically flat.
The bulk of these losses were sustained after a weak U.S. first quarter
GDP report undermined several previously profitable trends.

Energy prices moved higher in April amid signs of a growth improvement in Europe and a weakening dollar. Consequently, short positions in crude oil, crude oil products and natural gas generated losses and were scaled back.

Long positions in U.S., European, U.K. and Japanese note and bond futures were unprofitable. A long position in short term sterling also registered a loss. Losses were especially pronounced near month-end when improving wage and inflation data out of the U.S. and a selloff of the dollar nudged up U.S. interest rates. European rates, which had fallen sharply in the wake of the ECB's QE efforts, rebounded sharply as well. Incipient signs of improving growth in Europe supported the rate rise.

While trading of equity futures was profitable in April, the gains were reduced significantly late in the month after the poor U.S. GDP report.
Long positions in Chinese and Hong Kong stock futures held on to most of their gains. However, the late selloff pushed long U.S. and European equity futures positions into negative territory, more than erasing earlier gains which had seen some European indices rise into record territory. Slight gains in Japan, Taiwan and Singapore were offset by losses in Korea. A short vix trade ended marginally profitable.

Increasing speculation that an anticipated Federal Reserve interest rate increase would be delayed, particularly after the poor U.S. 1Q GDP data, undermined the U.S. dollar. Consequently, long dollar positions versus the euro and the currencies of Britain, Brazil, the Czech Republic, Poland and Sweden were unprofitable. As the euro strengthened, short euro trades against the South African rand and Turkish lira were also unprofitable. A short Aussie/yen position resulted in a small loss. A long Canadian dollar position against the U.S. dollar was profitable, while a long Canada position versus New Zealand was unprofitable. Finally, a short dollar/long Indian rupee trade was slightly unprofitable.

Metal trading was marginally unprofitable as losses from short gold, nickel, copper and zinc trades outpaced the gain from a short silver position. A short sugar trade registered a loss. Livestock and grain trading were each nearly flat.



				   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman